SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Appointment of Chief Financial Officer and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 12, 2014

Appointment of Chief Financial Officer and Company Secretary

MELBOURNE, AUSTRALIA, NOVEMBER 4, 2014: Prana Biotechnology (ASX:PBT NASDAQ:PRAN) is pleased to announce the appointment of Ms Kathryn Andrews as Chief Financial Officer (CFO) and Mr Phillip Hains as Company Secretary.

Ms Andrews is a Certified Practicing Accountant and has over 25 years’ experience in accounting, commercial management and consulting in various roles.  For the past two years Ms Andrews has held a senior role with The CFO Solution, a firm focused on the listed company and life sciences environments.

Mr Hains is a Chartered Accountant and principal of The CFO Solution.  As principal of The CFO Solution since 1996, Mr Hains is the Company Secretary for a number of listed companies in the life sciences sector.

The appointment follows the resignation of Mr Richard (Rick) Revelins from the role of CFO and Company Secretary to pursue other commercial interests in the USA. Mr Revelins was part of the initial Prana listing team in 2000.

In accepting the resignation Mr Kempler said: “I thank Rick for his dedication and considerable contribution to the Company and Board over the last 14 years.  We wish him every success in his future endeavours and welcome Kathryn and Phillip to our business.”

The Company has also changed registered office to Suite 1, 1233 High Street, Armadale Victoria 3143 Australia.  Telephone:  +61 (0)3 9824 5254. Facsimile:    +61 (0) 3 9822 7735

The changes are effective immediately.

- END-

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease, Huntington disease and other neurodegenerative and movement disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

Suite 1, 1233 High Street Armadale

Victoria Australia 3143

Telephone:          +61 3 9824 5254

Facsimile:            +61 3 9822 7735